Exhibit 99.1

ltau Unibanco Holding S.A. {83: ITUB4 and ITUB3 and NYSE: ITUB) informs that it will disclose it’s quarterly resu lts on the Investor Relations website on August 03’d (Monday), after the closing of the stock markets in Brazil and in the United States. We have the pleasure of inviting you to participate in our teleconferences on August 04’h {Tuesday) at the times listed below: Teleconferences Schedule Portuguese English 09:00AM (EDT) 10:30 AM (EDT) 10:00 AM (Brasilia time) 11:30 AM (Brasilia time) (55-11) 3181-5113 or {1-844) 763-8273 {toll free from US) (55-11) 4210-1803 (1-412) 717-9223 (US global toll) (44-20) 319-84884 (other countries) (55-11) 3181-5113 or (55-11) 4210-1803 (Brazil) Access the Webcast Access the Webcast Register in advance Register in advance for the Teleconference for the Teleconference Access code· ltau Umbanco These weblinks are also available on our Investor Relations website: www.itau.com.br/investor-relat ions. Please note that broadcast is compatible with the latest version of the browser and any mobile device (iOS and Android). Presentation Candido Bracher Milton Maluhy Filho President and CEO Executive Vice President, CFO and CRO Alexsandro Broedel Renato Lulia Jacob Executive Director, Group Head of Head of IR and Market Intelligence Finance and IR The conference calls will also be archived in audio format on the same website. To access an audio replay of the conference calls, which will be available until August 10’h, 2020, dial (55 11) 3193-1012 or (55 11) 2820-4012. Access codes: 8193390# (call in Portuguese) and 1735790# (call in English). On the morning of the conference calls, the slide presentations will be available for viewing and downloading. If you have any technical issues, please contact Choruscall customer service at suporte@ccall.com.br. investor.relations@itau-unibanco.com.br www.itau.eom.br/investor-relations